Itaúsa and Itaú Unibanco included again in the
Dow Jones Sustainability World Index 2011/2012 (DJSI)

Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Holding S.A. are pleased to announce that they have once again been selected to be part of the Dow Jones Sustainability World Index (DJSI), this time in its 2011/2012 edition.  The new portfolio is comprised of 342 companies from 30 countries in the Americas, Europe, Asia and Africa, of which only 8 are Brazilian, including Redecard S.A., which is a subsidiary of Itaú Unibanco Holding S.A. The inclusion in the Dow Jones Sustainability Index over the years has brought Itaú Unibanco and Itaúsa important achievements:

Itaú Unibanco

•	Selected to be part of the index for the 12th consecutive year;
•	Only Latin-American bank to be included in the index since its creation in 1999;
•
In this latest edition, was awarded the highest scorein the Banking sector in the “Development of Human Capital” (100%), “Business Risks Large Projects / Export Finance” (100%) and “Anti-crime policy/measures” (98%) sections;

•	Scored above the sector average in all survey criteria.

Itaúsa

•	Selected to be part of the index for the 8th year;
•	Classified as leader for its sector (Financial Services) for the 5th consecutive year;
•
Was awarded the highest score in the sector for 9 criteria: “Brand Management”, “Codes of Conduct/Compliance/Corruption&Bribery”, “Business Risks Large Projects / Export Finance”, “Controversial issues, dilemmas in lending/financing”, “Corporate Citizenship and Philanthropy”, “Financial Inclusion/Capacity Building”, “Labor Practice Indicators”, “Occupational Health and Safety” and “Standards for Suppliers”;

•	Scored above the sector average in all survey criteria.

The DJSI is made up of shares of companies with acknowledged corporate sustainability, meaning that they are companies capable of creating long-term shareholder value by taking advantage of business opportunities and by successfully managing the risks associated with economic, environmental social and cultural factors. What influences the index’s decisions most is the quality of company management, which is expected to integrate economic value with transparency, corporate governance and social and environmental responsibility as a means of achieving lasting sustainability.

Ever since its creation in January 1999, the DJSI has become an important benchmark for asset management companies, which base their investment decisions on this index and which offer their clients a diversified range of products revolving around the shares of companies on the DJSI, for their acknowledged commitment  to social, environmental and cultural development.

The index is reviewed annually, based on questionnaires sent to the companies and on publicly available company information.  The survey this year covered the 2,500 largest companies by market capitalization on the Dow Jones Global Index, and 58 sectors in the economies of 52 countries.  Only the 10% highest scoring companies in the sustainability ranking in each sector are selected to be part of the index, based on an analysis of over 22 items regarding the economic, social and environmental performance of these companies.

The participation in this Dow Jones index reflects Itaúsa’s and Itaú Unibanco’s long-term commitment to ethical conduct in their business dealings, transparency, compliance with legal requirements, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is the key factor that will allow us to maintain sustained growth over the coming years, aimed at creating value for our shareholders and for the community as a whole.

São Paulo, September 8, 2011

HENRI PENCHAS	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.